

July 8, 2010

Mr. Gary D. Halbert
President
ProFutures Diversified Fund, LP
11719 Bee Cave Road, Suite 200
Austin, TX 78738

> **Re: ProFutures Diversified Fund, LP**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-16898**

Dear Mr. Halbert:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief